126 East King Street Lancaster, PA 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: (717) 399-1506 E-mail: kdecker@barley.com

July 3, 2019

Sara von Althann, Staff Attorney

Via Edgar

Re:	Noble Advisors, LLC Post-qualification Amendment No. 2 to Offering Statement on Form 1-A Filed June 7, 2019 File No. 024-10776

Dear Ms. von Althann:

This letter responds to your comment letter, dated July 3, 2019 regarding the above referenced filing.

1-A POS Filed June 7, 2019

As requested, we have updated the cover page of the offering circular, and elsewhere, as appropriate, to disclose the aggregate amount of notes currently being offered.

We hereby request that you qualifying the above referenced offering statement at your earliest opportunity, and by close of business on July 9, 2019 at the latest. There is no participant in this offering who are required to clear its compensation arrangements with FINRA.

Please contact the undersigned with any questions.

Sincerely,

/s/ Kimberly J. Decker
Kimberly J. Decker

1